ALLIED DOMECQ

FILING NUMBER: 82-878

02042521

RECEIVED
SEC MAIL PROCESSING
JUL 10 2002
WASH. D.C. 155 SECTION

02 July 2002

The Filing Desk
Securities & Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

SUPPL

AIR MAIL

Dear Sirs,

I enclose copies of announcements that have recently been made to the London Stock Exchange for your records.

Yours faithfully
Allied Domecq PLC

PROCESSED
JUL 23 2002
THOMSON
FINANCIAL

Steve Williams
Secretariat Assistant

Encs.

dw 7/15

ALLIED DOMECQ PLC
THE PAVILIONS BRIDGWATER ROAD BEDMINSTER DOWN BRISTOL BS13 8AR
TELEPHONE 0117-978 5000 FACSIMILE 0117-978 5300

Company	ALLIED DOMECQ PLC
TIDM	ALLD
Headline	Employee Trust
Released	10:05 29 Apr 2002
Number	PRNUK-2904

Allied Domecq PLC

Employee Share Ownership Trust (the 'Trust')

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the discretionary trust established for the purposes of the above have advised under two notifications dated 26 April 2002 that they disposed on that date a total of 13,267 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the exercise of option(s) by participant(s) under the Allied Domecq PLC Employee Share Schemes.

The total number of unallocated ordinary shares held by the Trust following this disposal is 22,009,835 shares.

The following executive directors together with all employees are potential beneficiaries of the Trust although the executive directors were not connected with the transactions that took place on 26 April 2002:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

Charles B Brown

Deputy Company Secretary

29 April 2002

END

Company website

Company	ALLIED DOMECQ PLC
TIDM	ALLD
Headline	Employee Trust
Released	17:06 7 May 2002
Number	PRNUK-0705

Allied Domecq PLC

Employee Share Ownership Trust (the 'Trust')

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the discretionary trust established for the purposes of the above have advised under four separate notifications, three dated 03 May 2002 and the fourth dated 07 May 2002 that they disposed on those dates of a total of 39,711 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the exercise of option(s) by participant(s) under the Allied Domecq PLC Employee Share Schemes.

The total number of unallocated ordinary shares held by the Trust following these disposals is 21,970,124 shares.

The following executive directors together with all employees are potential beneficiaries of the Trust although the executive directors were not connected with the transactions that took place on 03 and 07 May 2002:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

Charles B Brown

Deputy Company Secretary

07 May 2002

END

Company website

Company	Allied Domecq PLC
TIDM	ALLD
Headline	Director Shareholding
Released	18:10 8 May 2002
Number	6621V

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Allied Domecq PLC

2) Names of directors

Philip Bowman

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In respect of the Director named in 2 above.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

105,000 - held in Sharelink Nominees Limited
92,149 - held by Towers Perrin Share Plan Services (Guernsey) Ltd - trustees of the Allied Domecq PLC Share Ownership Trust
20,000 - Greenwood Nominees Limited
35 - Computershare Trustees Limited
217,184 - Total

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase/award of shares under The Allied Domecq PLC Share

Partnership Plan (an Inland Revenue approved share incentive plan).

7) Number of shares/amount of stock acquired

29 Partnership shares
9 Matching shares (awarded by the company on a matching basis of 1 matching share for every 4 partnership shares purchased).

8) Percentage of issued class

Less than 0.001%

9) Number of shares/amount of stock disposed

N/A

10) Percentage of issued class

N/A

11) Class of security

Ordinary Shares of 25 pence each

12) Price per share

£4.415

13) Date of transaction

07 May 2002

14) Date company informed

08 May 2002

15) Total holding following this notification

105,000 - held in Sharelink Nominees Limited
92,149 - held by Towers Perrin Share Plan Services (Guernsey) Ltd - trustees of the Allied Domecq PLC Share Ownership Trust
20,000 - Greenwood Nominees Limited
73 - Computershare Trustees Limited
217,222 - Total

16) Total percentage holding of issued class following this notification

0.02%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

N/A

18) Period during which or date on which exercisable

N/A

19) Total amount paid (if any) for grant of the option

N/A

20) Description of shares or debentures involved: class, number

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22) Total number of shares or debentures over which options held following this notification

N/A

23) Any additional information

N/A

24) Name of contact and telephone number for queries

Sarah Hughes - +44 (0)117 978 5002

25) Name and signature of authorised company official responsible for making this notification

Charles B Brown, Deputy Company Secretary

Date of Notification 8 May 2002

END

Employee Trust 28/06/2002 17:41
Employee Trust 24/06/2002 16:45
Employee Trust 18/06/2002 16:59
Employee Trust 18/06/2002 16:55
Employee Trust 17/06/2002 16:52

Company	Allied Domecq PLC
TIDM	ALLD
Headline	Regulatory Approval
Released	15:30 9 May 2002
Number	7108V

Regulatory approval of Malibu acquisition

Allied Domecq announces that regulatory approval from the US Federal Trade Commission for its acquisition of Malibu has been received. The transaction, which was announced on 27 February 2002, is valued at £560m, and is expected to close by Wednesday 22 May 2002. Allied Domecq will also acquire Mumm Cuvée Napa, a premium Californian sparkling wine business, from Diageo for £27.5m.

Media enquiries: Anthony Cardew, Cardew & Co +44 (0) 20 7930 0777

Investor enquiries: Peter Durman, Allied Domecq +44 (0) 7771 974817

END

Company	ALLIED DOMECQ PLC
TIDM	ALLD
Headline	Employee Trust
Released	17:12 13 May 2002
Number	PRNUK-1305

Allied Domecq PLC

Employee Share Ownership Trust (the 'Trust')

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the discretionary trust established for the purposes of the above have advised under three separate notifications, two dated 10 May 2002 and the third dated 13 May 2002 that they disposed on those dates of a total of 15,373 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the exercise of option(s) by participant(s) under the Allied Domecq PLC Employee Share Schemes.

The total number of unallocated ordinary shares held by the Trust following these disposals is 21,954,751 shares.

The following executive directors together with all employees are potential beneficiaries of the Trust although the executive directors were not connected with the transactions that took place on 10 and 13 May 2002:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

Charles B Brown

Deputy Company Secretary

13 May 2002

END

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Company	ALLIED DOMECQ PLC
TIDM	ALLD
Headline	Employee Trust
Released	17:17 15 May 2002
Number	PRNUK-1505

Allied Domecq PLC

Employee Share Ownership Trust (the 'Trust')

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the discretionary trust established for the purposes of the above have advised under a notification dated 14 May 2002 that they disposed on that date of 22,500 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the exercise of option(s) by participant(s) under the Allied Domecq PLC Employee Share Schemes.

The total number of unallocated ordinary shares held by the Trust following this disposal is 21,932,251 shares.

The following executive directors together with all employees are potential beneficiaries of the Trust although the executive directors were not connected with the transaction that took place on 14 May 2002:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

Charles B Brown

Deputy Company Secretary

15 May 2002

END

Company website

Company	Allied Domecq PLC
TIDM	ALLD
Headline	Holding(s) in Company
Released	15:24 20 May 2002
Number	1500W

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Allied Domecq PLC.

2. Name of shareholder having a major interest

Scottish Widows Investment Partnership Ltd.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

In respect of shareholder named in 2 above and on behalf of Lloyds TSB Group plc, Lloyds TSB Bank plc and Scottish Widows Group Limited.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

State Street Nominees Ltd. A/C XBY2	4,002,700 shares
State Street Nominees Ltd. A/C XBY3	307,145 shares
State Street Nominees Ltd. A/C W32L	1,014,848 shares
State Street Nominees Ltd. A/C W3L2	70,990 shares
State Street Nominees Ltd. A/C W33H	2, 584,326 shares
State Street Nominees Ltd. A/C XBJ2	2,832,836 shares
State Street Nominees Ltd. A/C XBK2	1,087,100 shares
State Street Nominees Ltd. A/C XBJ3	165,288 shares
State Street Nominees Ltd. A/C W3J3	1,835,980 shares
State Street Nominees Ltd. A/C W3I8	114,479 shares

State Street Nominees Ltd. A/C XBP7	292,903 shares
State Street Nominees Ltd. A/C XBY4	2,057,600 shares
State Street Nominees Ltd. A/C W39Q	113,014 shares
State Street Nominees Ltd. A/C XBY5	69,930 shares
State Street Nominees Ltd. A/C W32Z	156,600 shares
State Street Nominees Ltd. A/C W39N	1,066,880 shares
State Street Nominees Ltd. A/C W36U	1,139,058 shares
State Street Nominees Ltd. A/C XBK6	1,897,940 shares
State Street Nominees Ltd. A/C XBS8	14,490 shares
State Street Nominees Ltd. A/C W39F	12,403,383 shares
State Street Nominees Ltd. A/C W39M	41,000 shares
Total	33,268,490 shares

5. Number of shares / amount of stock acquired

Unknown

6. Percentage of issued class

Unknown

7. Number of shares / amount of stock disposed

Unknown

8. Percentage of issued class

Unknown

9. Class of security

25 pence Ordinary shares

10. Date of transaction

Unknown

11. Date company informed

17 May 2002

12. Total holding following this notification

33,268,490 shares

13. Total percentage holding of issued class following this notification

3.006%

14. Any additional information

15. Name of contact and telephone number for queries

Charles B. Brown – Telephone: 0117 978 5265

16. Name and signature of authorised company official responsible for making this notification

Charles B. Brown, Deputy Company Secretary

Date of notification

20 May 2002

END

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Company	ALLIED DOMECQ PLC
TIDM	ALLD
Headline	Employee Trust
Released	17:19 20 May 2002
Number	PRNUK-2005

Allied Domecq PLC

Employee Share Ownership Trust (the 'Trust')

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the discretionary trust established for the purposes of the above have advised under a notification dated 17 May 2002 that they disposed on that date of 2,794 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the exercise of option(s) by participant(s) under the Allied Domecq PLC Employee Share Schemes.

The total number of unallocated ordinary shares held by the Trust following this disposal is 21,929,457 shares.

The following executive directors together with all employees are potential beneficiaries of the Trust although the executive directors were not connected with the transaction that took place on 17 May 2002:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

Charles B Brown

Deputy Company Secretary

20 May 2002

END

Company	Allied Domecq PLC
TIDM	ALLD
Headline	Malibu Completion
Released	14:46 22 May 2002
Number	2804W

ALLIED DOMECQ PLC
ANNOUNCES COMPLETION OF MALIBU ACQUISITION

Allied Domecq PLC ("Allied Domecq"), the international spirits and wine group, today announces that it has completed its acquisition of Malibu, a leading global spirits brand, and associated assets from Diageo.

Allied Domecq's chief executive Philip Bowman said, "Malibu has a proven growth record and will augment our enhanced portfolio of premium white spirits brands. It has critical mass, significant on-trade presence and will add momentum in a number of our key markets."

The acquisition of Mumm Cuvee Napa will also complete later today.

Philip Bowman continued, "We have acquired Malibu at a price that the market considers to be most attractive. The acquisition delivers immediate strategic benefit to our portfolio and also brings exciting opportunities to develop new products and new markets."

For further information:

<u>Media</u>

Jane Mussared	+44 7880 783 532
Anthony Cardew	+44 207 930 0777

<u>Investor relations</u>

Peter Durman	+44 7771 974 817

Editors' note:

Malibu

Malibu will add a leading, global brand with an excellent growth record to Allied Domecq's spirits portfolio. The brand is a coconut flavoured rum-based spirit with significant sales in the United States, the United Kingdom, France and Spain; it is also sold in over 80 additional countries. Distribution of Malibu will be transferred to Allied Domecq's own extensive distribution network.

END

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Company	Allied Domecq PLC
TIDM	ALLD
Headline	Employee Trust
Released	15:46 24 May 2002
Number	4136W

Allied Domecq PLC

Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the discretionary trust established for the purposes of the above have advised under a notification dated 24 May 2002 that they disposed on that date of 32,500 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the exercise of option(s) by participant(s) under the Allied Domecq PLC Employee Share Schemes.

The total number of unallocated ordinary shares held by the Trust following this disposal is 21,896,957 shares.

The following executive directors together with all employees are potential beneficiaries of the Trust although the executive directors were not connected with the transaction that took place on 24 May 2002:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

Charles B Brown
Deputy Company Secretary

24 May 2002

END

Company	Allied Domecq PLC
TIDM	ALLD
Headline	Employee Trust
Released	16:50 28 May 2002
Number	5541W

Allied Domecq PLC

Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the discretionary trust established for the purposes of the above have advised under two separate notifications dated 27 and 28 May 2002 that they disposed on those dates of a total of 28,637 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the exercise of option(s) by participant(s) under the Allied Domecq PLC Employee Share Schemes.

The total number of unallocated ordinary shares held by the Trust following these disposals is 21,868,320 shares.

The following executive directors together with all employees are potential beneficiaries of the Trust although the executive directors were not connected with the transactions that took place on 27 and 28 May 2002:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

Charles B Brown
Deputy Company Secretary

28 May 2002

END

Company	Allied Domecq PLC
TIDM	ALLD
Headline	Acquisition of Shares
Released	09:23 29 May 2002
Number	5749W

FOR IMMEDIATE RELEASE 29 MAY 2001

ALLIED DOMECQ PLC

Allied Domecq PLC confirms that it today acquired shares in Peter Lehmann Wines Ltd to take its total shareholding in Peter Lehmann Wines Ltd to 10.6%.

-Ends-

END

Company website

Company Allied Domecq PLC
TIDM ALLD
Headline Employee Trust
Released 16:36 5 Jun 2002
Number 8376W

Allied Domecq PLC

Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the discretionary trust established for the purposes of the above have advised under a notification dated 31 May 2002 that they disposed on that date of 4,267 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the exercise of option(s) by participant(s) under the Allied Domecq PLC Employee Share Schemes.

The total number of unallocated ordinary shares held by the Trust following this disposal is 21,864,053 shares.

The following executive directors together with all employees are potential beneficiaries of the Trust although the executive directors were not connected with the transaction that took place on 31 May 2002:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

Charles B Brown
Deputy Company Secretary

05 June 2002

END

Company	Allied Domecq PLC
TIDM	ALLD
Headline	Employee Trust
Released	17:16 7 Jun 2002
Number	9708W

Allied Domecq PLC

Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the discretionary trust established for the purposes of the above have advised under two separate notifications dated 06 and 07 June 2002 that they disposed on those dates of a total of 6,068 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the exercise of option(s) by participant(s) under the Allied Domecq PLC Employee Share Schemes.

The total number of unallocated ordinary shares held by the Trust following these disposals is 21,857,985 shares.

The following executive directors together with all employees are potential beneficiaries of the Trust although the executive directors were not connected with the transactions that took place on 06 and 07 June 2002:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

Charles B Brown
Deputy Company Secretary

07 June 2002

END

Full Text Announcement

Company	Allied Domecq PLC
TIDM	ALLD
Headline	Director Shareholding
Released	16:42 10 Jun 2002
Number	0323X

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Allied Domecq PLC

2) Names of directors

Philip Bowman

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In respect of the Director named in 2 above.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

105,000 - held in Sharelink Nominees Limited
92,149 - held by Towers Perrin Share Plan Services (Guernsey) Ltd - trustees of the Allied Domecq PLC Share Ownership Trust
20,000 - Greenwood Nominees Limited
73 - Computershare Trustees Limited
217,222 - Total

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase/award of shares under The Allied Domecq PLC Share

Partnership Plan (an Inland Revenue approved share incentive plan).

7) Number of shares/amount of stock acquired

27 Partnership shares
6 Matching shares (awarded by the company on a matching basis of 1 matching share for every 4 partnership shares purchased).

8) Percentage of issued class

Less than 0.001%

9) Number of shares/amount of stock disposed

N/A

10) Percentage of issued class

N/A

11) Class of security

Ordinary Shares of 25 pence each

12) Price per share

£4.5985

13) Date of transaction

05 June 2002

14) Date company informed

10 June 2002

15) Total holding following this notification

105,000 - held in Sharelink Nominees Limited
92,149 - held by Towers Perrin Share Plan Services (Guernsey) Ltd - trustees of the Allied Domecq PLC Share Ownership Trust
20,000 - Greenwood Nominees Limited
106 - Computershare Trustees Limited
217,255 - Total

16) Total percentage holding of issued class following this notification

0.02%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

N/A

18) Period during which or date on which exercisable

N/A

19) Total amount paid (if any) for grant of the option

N/A

20) Description of shares or debentures involved: class, number

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22) Total number of shares or debentures over which options held following this notification

N/A

23) Any additional information

N/A

24) Name of contact and telephone number for queries

Sarah Hughes - +44 (0)117 978 5002

25) Name and signature of authorised company official responsible for making this notification

Charles B Brown, Deputy Company Secretary

Date of Notification 10 June 2002

END

Company	Allied Domecq PLC
TIDM	ALLD
Headline	Employee Trust
Released	16:44 13 Jun 2002
Number	2252X

Allied Domecq PLC

Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the discretionary trust established for the purposes of the above have advised under a notification dated 12 June 2002 that they disposed on that date of 3,027 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the exercise of option(s) by participant(s) under the Allied Domecq PLC Employee Share Schemes.

The total number of unallocated ordinary shares held by the Trust following this disposal is 21,854,958 shares.

The following executive directors together with all employees are potential beneficiaries of the Trust although the executive directors were not connected with the transaction that took place on 12 June 2002:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

Charles B Brown
Deputy Company Secretary

13 June 2002

END

Company	Allied Domecq PLC
TIDM	ALLD
Headline	Employee Trust
Released	16:52 17 Jun 2002
Number	3623X

Allied Domecq PLC

Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the discretionary trust established for the purposes of the above have advised under a notification dated 14 June 2002 that they disposed on that date of 5,044 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the exercise of option(s) by participant(s) under the Allied Domecq PLC Employee Share Schemes.

The total number of unallocated ordinary shares held by the Trust following this disposal is 21,849,914 shares.

The following executive directors together with all employees are potential beneficiaries of the Trust although the executive directors were not connected with the transaction that took place on 14 June 2002:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

Charles B Brown
Deputy Company Secretary

17 June 2002

END

Company	Allied Domecq PLC
TIDM	ALLD
Headline	Employee Trust
Released	16:55 18 Jun 2002
Number	4280X

Allied Domecq PLC

Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St Peter Port, Guernsey, the Trustee of the discretionary trust established for the purposes of the above, have advised under a notification dated 17 June 2002 that they purchased on 14 June 2002 a total of 2,588,502 Ordinary shares of 25p each in Allied Domecq PLC at £4.3928760 per share.

These shares will be used in connection with awards under the Allied Domecq PLC Employee Share Plans.

The total number of unallocated shares held by the Trust following this purchase is 24,438,416 shares.

The following executive directors are potential beneficiaries of the Trust:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

Charles B. Brown
Deputy Company Secretary

18 June 2002

END

Company website

Company	Allied Domecq PLC
TIDM	ALLD
Headline	Employee Trust
Released	16:59 18 Jun 2002
Number	4282X

Allied Domecq PLC

Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the discretionary trust established for the purposes of the above have advised under a notification dated 17 June 2002 that they disposed on that date of 15,000 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the exercise of option(s) by participant(s) under the Allied Domecq PLC Employee Share Schemes.

The total number of unallocated ordinary shares held by the Trust following this disposal is 24,423,416 shares.

The following executive directors together with all employees are potential beneficiaries of the Trust although the executive directors were not connected with the transaction that took place on 17 June 2002:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

Charles B Brown
Deputy Company Secretary

18 June 2002

END

Company	Allied Domecq PLC
TIDM	ALLD
Headline	Employee Trust
Released	16:45 24 Jun 2002
Number	6784X

Allied Domecq PLC

Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the discretionary trust established for the purposes of the above have advised under a notification dated 21 June 2002 that they disposed on that date of 5,167 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the exercise of option(s) by participant(s) under the Allied Domecq PLC Employee Share Schemes.

The total number of unallocated ordinary shares held by the Trust following this disposal is 24,418,249 shares.

The following executive directors together with all employees are potential beneficiaries of the Trust although the executive directors were not connected with the transaction that took place on 21 June 2002:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

Company	Allied Domecq PLC
TIDM	ALLD
Headline	Employee Trust
Released	17:41 28 Jun 2002
Number	9605X

Allied Domecq PLC

Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the discretionary trust established for the purposes of the above have advised under two separate notifications dated 27 and 28 June 2002 that they disposed on those dates of a total of 2,964 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the exercise of option(s) by participant(s) under the Allied Domecq PLC Employee Share Schemes.

The total number of unallocated ordinary shares held by the Trust following these disposals is 24,415,285 shares.

The following executive directors together with all employees are potential beneficiaries of the Trust although the executive directors were not connected with the transactions that took place on 27 and 28 June 2002:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

Charles B Brown
Deputy Company Secretary

28 June 2002

END